Filed by Katapult Holdings, Inc.

(Commission File No.: 001-39116)

Pursuant to Rule 425 of the Securities Act of 1933

Deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: Katapult Holdings, Inc.

(Commission File No.: 001-39116)

December 12, 2025

Katapult, The Aaron’s Company, and CCF Holdings to Combine in All-Stock Transaction

Accelerates and Expands Combined Company’s Growth Potential by Creating an Integrated Financial Solutions and Omni-channel Retail Platform for Non-Prime Consumers

Combined Company Will Have Greater Scale, More Operating Leverage and a Stronger Balance Sheet

PLANO, Texas – Dec. 12, 2025 – Katapult Holdings, Inc. (“Katapult” or the “Company”) (NASDAQ: KPLT), today announced the Company has entered into a definitive agreement with The Aaron’s Company, Inc. (“Aaron’s”), and CCF Holdings LLC (“CCF Holdings”) to combine in an all-stock transaction. The transaction will create a premier omni-channel platform that provides non-prime consumers access to durable goods and a comprehensive suite of innovative financial solutions tailored to their specific needs.

“We are excited to join forces with Aaron’s and CCF Holdings in a transaction that we believe will deliver significant value for all of our stakeholders by combining our leading technology with Aaron’s retail reach and CCF Holding’s large customer base,” said Orlando Zayas, CEO of Katapult. “As a standalone company, Derek Medlin and the rest of our leadership team have done a terrific job of transforming Katapult into a destination for non-prime consumers and we believe this transaction creates a compelling vison for a new path forward. The combined company will benefit from greater scale and a stronger balance sheet, positioning us to accelerate growth and deliver a more robust set of financial solutions. Together, we will be well positioned to deliver innovative products and services to meet the evolving needs of non-prime consumers across the US.”

“This transaction brings together the complementary strengths of all three companies to better serve millions of customers whose needs are too often unmet by traditional financial offerings,” said Cory Miller, CEO of Aaron's. "To be competitive in today’s omnichannel retail world, we need best-in-class digital capabilities and Katapult’s technology will allow us to unlock new growth opportunities across our vast store footprint. As one organization, we will have enhanced capabilities to offer easy access to high quality consumer goods and tailored financial solutions, supported by our best-in-class customer service. By expanding our financial solutions and leveraging unmatched, enterprise-wide advanced technologies, we will be well positioned to offer customers broader financial choices and more accessible, transparent and flexible ways to advance their lives.”

Kyle Hanson, Executive Chair and CEO of CCF Holdings, added, “Combining our companies unlocks significant strategic and operational advantages that will strengthen our position and expand our ability to serve non-prime consumers. With a broader product suite, nationwide reach, and enhanced financial strength, we are creating a platform built for sustainable growth. I am excited to work with Cory, Orlando, and the entire team as we execute on this exciting next chapter.”

Compelling Strategic & Financial Rationale

•	Differentiated customer value proposition: Creates a trusted platform for non-prime consumers to access durable goods and a comprehensive suite of innovative financial solutions tailored to their specific needs.

•	Scale and unique market position: Establishes a scaled omni-channel business with leading digital and mobile capabilities and a nationwide physical footprint including approximately 3,000 retail touchpoints.

•	Enhanced financial profile: The combined company is expected to have a stronger financial and operating model that includes:

o	more than $4 billion in pro forma LTM revenue as of Q3 2025;

o	approximately $450 million in pro forma LTM Adjusted EBITDA as of Q3 2025 and operating scale that supports long-term double-digit Adjusted EBITDA margin potential;

o	a combined reach that includes more than 7 million recently served customers;

o	a broad portfolio of recurring revenue streams; and

o	more attractive unit economics that support long-term profitability.

•	Significant synergy potential: Expected synergies include:

o	expanded opportunities to serve a broader spectrum of non-prime consumer needs;

o	enhanced underwriting capabilities that can drive growth and yield;

o	technology that amplifies and accelerates product innovation; and

o	operating efficiencies.

•	Strengthened balance sheet: Boosts the company’s balance sheet and access to capital that can be used to accelerate and invest in growth opportunities.

•	Experienced leadership: Team of seasoned executives with deep experience in the non-prime consumer segment and track records of delivering operational improvement and innovation.

Transaction Details

Under the terms of the agreement, upon close of the transaction, current Katapult stockholders will own 6% of the combined company on a fully diluted basis and stakeholders of Aaron’s and CCF Holdings will own the remainder. Aaron’s and CCF Holdings will be subsidiaries of Katapult, which is expected to continue trading on NASDAQ under the ticker symbol “KPLT.”

The Boards of Directors of Katapult, Aaron’s, and CCF Holdings approved the transaction. The transaction is expected to close in the first half of 2026, following the receipt of requisite stockholder and regulatory approvals and the satisfaction of other customary closing conditions. The transaction is not subject to a financing condition.

For further information regarding the terms and conditions contained in the definitive transaction agreement, please see Katapult’s Current Report on Form 8-K, which will be filed with the U.S. Securities and Exchange Commission.

Combined Company Brand, Leadership and Board of Directors

Following the close of the transaction Katapult, Aaron’s, and CCF Holdings are expected to continue to operate under their existing brand names. The combined company, which will be called Katapult Holdings, Inc., will be headquartered in Atlanta, Georgia.

Upon closing, Cory Miller will serve as CEO and Russell Falkenstein, CFO of Aaron’s, will serve as CFO.

The combined company’s board of directors will be comprised of nine directors, including Kyle Hanson as Executive Chair, Cory Miller, and Orlando Zayas. A majority of the board directors will be independent.

Advisors

Guggenheim Securities, LLC is serving as financial advisor to Katapult, and Davis Polk & Wardell LLP is serving as legal counsel.

J.P. Morgan Securities LLC is serving as exclusive financial advisor to Aaron’s, and King & Spalding LLP is serving as legal counsel.

Morrison Foerster LLP is serving as legal counsel to CCF Holdings.

About Katapult

Katapult is a technology driven lease-to-own platform that integrates with omni-channel retailers and e-commerce platforms to power the purchasing of everyday durable goods for underserved U.S. non-prime consumers. Through Katapult’s point-of-sale (POS) integrations and innovative mobile app featuring Katapult Pay®, consumers who may be unable to access traditional financing can shop a growing network of merchant partners. Katapult operates exclusively in the US and its platform is available for use by consumers in 46 states and the District of Columbia.

About The Aaron’s Company

Aaron's is a leading, technology-enabled, omni-channel provider of lease-to-own and retail purchase solutions of furniture, electronics, appliances, and other home goods across its brands: Aaron's and BrandsMart. Aaron's offers direct-to-consumer lease-to-own and retail solutions through its approximately 1,200 Company-operated and franchised stores in 47 states and Canada, as well as its e-commerce platform, Aarons.com. BrandsMart is a leading appliance and consumer electronics retailer in the southeast United States and one of the largest appliance retailers in the country with stores in Florida and Georgia.

About CCF Holdings

CCF Holdings LLC is a provider of alternative financial services to unbanked and underbanked customers. CCF Holdings was formed in 2018 and succeeded the business and operations of Community Choice Financial Inc. As of June 30, 2025, CCF Holdings owned and operated 1,598 retail locations and offered financial services online across 30 states. Through its network of retail locations and online, CCF Holdings provides customers with a variety of financial solutions and services, including secured and unsecured, short-term and medium-term consumer loans, check cashing, prepaid debit cards, and other services that address the specific financial needs of its customers.

Forward-Looking Statements

Certain statements included in this Press Release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,”

“plan,” “potentially,” “predict,” “should,” “will,” “would,” or the negative of these terms or other similar expressions. These forward-looking statements include, but are not limited to: in this Press Release, statements regarding the all-stock merger transaction of Katapult, Aaron’s and CCF Holdings, the expected benefits of the transaction, future opportunities for the combined company and the future operations of the combined company. These statements are based on various assumptions, whether or not identified in this Press Release, and on the current expectations of our management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond our control. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, (i) the ability to obtain regulatory approval and meet other closing conditions to the proposed transaction, including shareholder approval, and the occurrence of any event, change or other circumstance that could delay the proposed transaction, including the impact and timing of any government shutdown, or give rise to the termination of the definitive transaction agreement; (ii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or inability to complete the proposed transaction on the expected timeframe or at all; (iii) litigation relating to the proposed transaction; (iv) the inability to retain key personnel, or potential diminished productivity due to the impact of the proposed transaction on the Company’s current and prospective employees, key management, customers, suppliers, franchisees and business partners; (v) meeting future liquidity requirements and complying with restrictive covenants related to indebtedness; (vi) anticipated tax treatment, (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) the combined company’s ability to successfully integrate and grow its business; (ix) the ability to comply with laws and regulations applicable to our business and the business of the combined company, including laws and regulations related to rental purchase transactions; and (x) other events or factors, including those resulting from civil unrest, war, foreign invasions, terrorism, public health crises and pandemics, trade wars, or responses to such events; and (xi) those factors discussed in greater detail in the section entitled “Risk Factors” in our periodic reports filed with the Securities and Exchange Commission (“SEC”), including the Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 that we filed with the SEC.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that we do not presently know or that we currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. There can be no assurance that the transaction will be implemented or that plans of the respective directors and management of the Company, Aaron’s and CCF Holdings will proceed as expected or will ultimately be successful. Undue reliance should not be placed on the forward-looking statements in this Press Release. All forward-looking statements contained herein are based on information available to us as of the date hereof, and we do not assume any obligation to update these statements as a result of new information or future events, except as required by law. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

Additional Information and Where To Find It

This communication may be deemed to be solicitation material in respect of the transaction among the Company, Aaron’s, and CCF Holdings. The Company expects to announce a special meeting of its stockholders as soon as practicable to obtain stockholder approval of the transaction. In connection with the transaction, the Company intends to file a registration statement on Form S-4, that will include a proxy statement in preliminary and definitive form of the Company and the Company may file with the SEC other relevant documents concerning the transaction. INVESTORS OF THE COMPANY ARE

URGED TO READ THE FORM S-4, DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, AARON’S, CCF HOLDINGS AND THE TRANSACTION AND RELATED MATTERS.   Investors may obtain a free copy of these materials (when they are available) and other documents filed by the Company with the SEC at the SEC’s website at www.sec.gov, at the Company’s website at ir.katapultholdings.com or by sending a written request to the Company in care of the Corporate Secretary, at Katapult Holdings, Inc., 5360 Legacy Drive, Building 2, Plano, TX 75024.

Participants in the Solicitation

The Company and certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the special meeting of stockholders in connection with the transaction. Information regarding the Company’s directors and executive officers, their ownership in the Company and the Company’s transactions with related persons is available in the Company’s proxy statement filed with the SEC on April 24, 2025 on Schedule 14A in connection with its 2025 annual meeting of stockholders, under the headers “PROPOSAL NO. 1 ELECTION OF DIRECTORS” , “DIRECTOR COMPENSATION”, “EXECUTIVE OFFICERS”, “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”, “EXECUTIVE COMPENSATION” and “CERTAIN RELATIONSHIPS AND RELATED-PARTY AND OTHER TRANSACTIONS” (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001785424/000162828025019705/kplt-20250424.htm). Additional information regarding ownership of the Company’s securities by its directors and executive officers is included in such person’s SEC filings on Forms 3 or 4 (which is available at EDGhttps://www.sec.gov/ix?doc=/Archives/edgar/data/0001785424/000162828025019705/kplt-20250424.htmAR Entity Landing Page). Other information regarding the Company’s directors and executive officers and regarding other persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement related to the proposed transaction and other relevant materials to be filed with the SEC when they become available. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Investor Relations & Media Relations Contact:

Jennifer Kull, VP of Investor Relations

ir@katapult.com